UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry no. 10.440.482/0001-54

Company Registry No.35.300.567.064

NOTICE TO THE MARKET

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. ("Getnet" or “Company”), hereby inform its Shareholders and the general market its adhesion to the UN Global Compact. The Global Compact is a voluntary initiative of the United Nations that aims to mobilize the business practices of the business community in the areas of human rights, labor, environment, and anti-corruption.

Getnet's adhesion to the Global Compact endorses sustainability as a strategic and cultural pillar of the company, integrating this initiative with the other fronts already in operation.

Since 2021, the Company has focused on scaling ESG actions from a perspective that covers business, risk management, governance and on the fronts to engage stakeholders and generate value for customers and society. Throughout 2021, Getnet made other public commitments such as signing the Women's Empowerment Principles, a UN initiative for women's empowerment in business, and the UN Free & Equal initiative, focused on the LGBTQIA+ front.

São Paulo, January 24, 2022.

Luciano Decourt Ferrari

Investor Relations Officer

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer